December 18, 2006

Filed via EDGAR and
Delivered via Overnight Courier and
Facsimile (202) 772-9218

Peggy A. Fisher Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Timothy Buchmiller, Esq. Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	NanoSensors, Inc.

Amendment No. 1 to Registration Statement on Form SB-2 Filed on December 1, 2006 File No. 333-136220

Dear Ms. Fisher and Mr. Buchmiller:

We are counsel to NanoSensors, Inc. (“NanoSensors” or the “Company”) and are in receipt of your letter dated December 13, 2006 concerning the above-referenced registration statement (the “Registration Statement”). This letter sets forth NanoSensors’ response to the comment contained therein. We have followed the numbered comments as set forth in your letter. A copy of pre-effective Amendment Number 2 to the Registration Statement, as marked against the prior submission accompanies this letter and has been filed as correspondence of the Commission’s EDGAR system.

General

Comment No. 1. We note your response to prior comment 2, however, your disclosure continues to contain references to obtaining shareholder approval to increase your authorized capitalization. Before you request acceleration of your registration statement, please revise your disclosure throughout the prospectus so that it is clear that all of the shares being offered for resale have been authorized.

Response

The Company has revised the Registration Statement throughout to clearly state that it has obtained shareholder approval of an amendment to it’s Articles of Incorporation in order to increase its authorized capitalization and that the shares of common stock being offered for resale pursuant to the prospectus that is part of the Registration Statement have been authorized.

Securities & Exchange Commission
December 18, 2006

Conclusion

Thank you for your assistance in this matter. We look forward to receiving any additional comments you may have.

Sincerely yours,

Goldstein & DiGioia, LLP

/s/ Michael A. Goldstein Michael A. Goldstein

cc: J. Moser